

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 28, 2009

Richard Bowers
ASM International N.V.
3440 E. University Drive
Phoenix, Arizona 85034

> **Re: ASM International N.V.
> Form 20-F
> Filed March 24, 2009
> File No. 000-13355**

Dear Mr. Bowers:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jay Mumford
Senior Attorney